August 25, 2014

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins

Re:	Golden Star Resources Ltd.

Form 40-F for the Year Ended December 31, 2013

Filed March 25, 2014

File No. 001-12284

Dear Ms. Jenkins:

On behalf of Golden Star Resources Ltd. (the “Company”), set forth below is the Company’s response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated July 29, 2014, regarding the Company’s Form 40-F as filed on March 25, 2014 (the “2013 Form 40-F”).

In certain instances, the Company’s responses include disclosure that the Company proposes to make in future filings.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Form 40-F for the Year Ended December 31, 2013

Exhibit 99.1 – Annual Information Form

Consolidated Mineral Resources and Mineral Reserve Estimations, page 32

Comment:

1.	Please clarify the mineral pricing used in the determination of your Prestea Underground mineral reserves. In this regard we note your disclosure of $1300 per ounce in your annual filing and $1500 per ounce in your technical report.

Response:

The Technical Report for the Feasibility Study for Prestea Underground was substantially completed in March 2013, dated May 2013 and published on SEDAR in Canada in June 2013. The graph below illustrates the key dates and gold prices during the Feasibility Study process. During the mine design/economic modeling portion of the work, the gold price of $1,500/ounce (oz) was considered to be a suitable long-term forecast. When the Technical Report was completed in May 2013, the gold price was just below $1,500/oz, and when published on SEDAR in June 2013, the gold price was at $1,400/oz. The Company decided to continue with publication of the report at $1,500/oz reported as base case economics, and the Feasibility Study contains a full sensitivity analysis including gold price down to $1,300/oz.

During the second half of 2013 the gold price fluctuated around $1,300/oz and the Company’s December 31, 2013 mineral reserve was estimated at $1,300/oz. As such, the reserve in the Annual Information Form (Exhibit 99.1 to the 2013 Form 40-F) was reported at $1,300/oz.

Due to the high-grade nature of the resource, the reduction of the gold price (and increase in cut-off grade) does not affect the magnitude of the mineral reserve and exactly the same mineral reserve was published in December 2013 as was reported in the Technical Report. The economics of the Prestea Underground project are positive at $1,300/oz.

Exhibit 99.2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 11

Income tax expense/(recovery), page 12

Comment:

2.	We note your discussion of income tax expense/(recovery) only discussed the tax effects of Wassa. We also note that your reconciliation of the actual and expected income tax includes line items that, although they may offset each other, are significant to the reconciliation. In order to provide investors with greater insight, please expand your discussion, for example, please explain the line items “loss carryover not previously recognized” and “expired loss carryovers” which had an offsetting effect for the year ended December 31, 2013. Also, discuss the impairments and operating results at Bogoso and their effect on your income taxes. Please discuss whether there are any known uncertainties or trends that could affect your income taxes in future periods. Refer to Item 303(a) of Regulation S-K. Provide us with a sample of your proposed revised disclosure.

Response:

The income tax recovery for the year ended December 31, 2013 was affected solely by the Wassa operation as it was the only tax jurisdiction among the Company’s principal operating subsidiaries (Wassa and Bogoso) that had either current or deferred income tax expense. All other tax jurisdictions were in a net unrecognized tax asset position throughout 2013. As disclosed in Note 10 of the financial statements for the year ended December 31, 2013 in the 2013 Form 40-F, the loss carryover not previously recognized originated from the Canadian jurisdiction. The expired loss carryovers relate to the Bogoso tax jurisdiction and were available to reduce taxable income generated at Bogoso only. These items are not offsetting items as they both reflect a reduction of deferred tax assets. In addition, these deferred tax assets relate to separate tax jurisdictions (Canada and Bogoso in Ghana). International Accounting Standard 12 (Income Taxes) (“IAS 12”) does not provide for offsetting or grouping of these items as there is no legal right to offset items from different tax jurisdictions. Furthermore, the deferred tax assets associated with the loss carryovers not previously recognized and expired loss carryovers were reported as unrecognized deferred tax assets under IAS 12 as it is not probable that taxable profit would be available against which deferred tax assets could be recognized. Based on the Company’s assessment at both the beginning and end of the 2013 year end, it was not probable that Bogoso or the Canadian entities would have taxable profit sufficient to utilize the associated deferred tax assets.

The impairments and operating results at Bogoso do not have any impact on income taxes for the group as they create deferred tax assets which have not been recognized as it is not probable that sufficient taxable profit will exist to utilize the Bogoso deferred tax assets.

Item 303(a) of Regulation S-K requires disclosure of known trends or uncertainties that the registrant reasonably expects will have a material favorable or unfavorable impact on income from continuing operations. For the year ended December 31, 2013, there were no known trends or uncertainties that would materially impact income taxes in future periods similar to those the Company has seen and disclosed in its 2012 annual filing (such as the disclosure of tax rate changes enacted in 2012 and the windfall profit tax announced but not yet enacted). Should there be further changes in tax laws that could materially impact the Company’s financial statements, it would be disclosed in the Company’s future annual filings similar to those disclosed in the 2012 fiscal year annual filings.

Below is a sample of the Company’s proposed future disclosure (or disclosure that is substantially similar) to be included in its annual management discussion & analysis:

The Company is subject to tax in various jurisdictions including Canada, the United States, and Ghana.

Income tax recovery for the year ended December 31, 2013 totaled $12.3 million, as compared to an income tax expense of $17.8 million for the year ended December 31, 2012. The income tax provision reflects a current income tax expense of $20.6 million (2012 - $12.4 million) and a deferred income tax recovery of $32.9 million (2012 - $5.4 million expense). The $32.9 million deferred tax recovery in 2013 was primarily related to the impairment charges recorded on the Wassa long term assets. The recovery was partially offset by Wassa current tax expense of $20.6 million for the year ended December 31, 2013.

As at December 31, 2013, the Company has tax pool and loss carryovers of $77.4 million in Canada and $556.8 million in Ghana which is limited to use against taxable income generated at Bogoso. No deferred tax assets have been recognized for these items as it is not probable that Bogoso or the Canadian entities will have taxable earnings for which these items can be utilized.

There are a number of factors that can significantly impact the Company’s effective tax rate, including the geographic distribution of income, varying tax rates in different jurisdictions, the non-recognition of tax assets, mining allowance, changes in tax laws, and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company’s effective tax rate will fluctuate in future periods.

Exhibit 99.3 – Consolidated Financial Statements

Note 3. Summary of Accounting Policies, page 11

Mining properties, page 13

Comment:

3.	We note your policy on mining properties that mining property assets typically have an estimated life equal to or greater than the estimated life of an ore reserves and are amortized over the life of proven and probable reserves. Please explain in which circumstances mining properties have an estimated life greater than the life of ore reserves. Please expand your accounting policy to discuss how you apply unit of production method in these circumstances.

Response:

Mining property would have an estimated life greater than the life of ore reserves if the Company has a mining license to mine in an area for an extended period of time (say 25 years) but the property would be mined out prior to the expiration of the mining license. The estimated life of the mining property if greater than the estimated life of an ore reserve would not impact the unit of production calculation. For the period under review the Company did not depreciate mining property using a method other than units of production. The Company will take out the reference to “estimated life greater than the estimated life of an ore reserve” in future disclosures.

Below is a sample of the Company’s proposed wording (or wording that is substantially similar) to be included in its future accounting policy note disclosure in the Company’s annual consolidated financial statements:

Mineral properties

Mining property assets, including property acquisition costs, tailing storage facilities, mine-site development and drilling costs where proven and probable reserves have been established, pre-production waste stripping, condemnation drillings, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.

Mining property assets are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.

Note 4. Critical Accounting Judgments, Estimates and Assumptions, page 17

Units of production depreciation, page 17

Comment:

4.	We note you use the units of production method based on estimated recoverable ounces of gold for determining depreciation related to mineral properties and a large portion of property, plant and equipment. You state, in addition to proven and probable reserves, that you include non-reserve material in your depreciable base when sufficient objective evidence exists that it is probable that non-reserve material will be produced. Please provide the following:

a)	explain to clarify which “non-reserve material” (measured, indicated and/or inferred resources) is used in your depreciable base;

b)	quantify the amounts included for each type of resource estimate included and discuss what the effect would be if only proven and probable reserves plus the portion of measured and indicated resources expected to be converted to mineral reserves were used for each year presented;

c)	clarify this note and provide draft disclosure to be included in future filings.

Response:

The Company’s unit of production depreciation method is based on estimated recoverable ounces based on proven and probable reserves only. There was no non-reserve material included in the depreciation calculation for the year ended December 31, 2013. We will clarify in the Company’s future disclosure that estimated recoverable ounces of gold include proven and probable reserves only and take out the reference to non-reserve material.

Below is a sample of the Company’s proposed wording (or wording that is substantially similar) to be included in its future accounting policy note disclosure in the Company’s annual consolidated financial statements:

Units of production depreciation

The mineral properties and a large portion of the property, plant and equipment is depreciated/amortized using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold consist of proven and probable reserves. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation and amortization expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral estimates.

Note 13. Debt, page 25

Comment:

5.	We note you recorded a gain of $51.2 million related to your 5% convertible debentures. You state investors would normally cap the volatility used in the Black-Scholes model and you have set the volatility at 40%. Please further explain your rationale for computing the volatility at 40%. Please provide the actual volatility and the fair value of the convertible debentures using the actual volatility for each year presented.

Response:

The fair value of the 5% convertible debentures of $47.3 million as at December 31, 2013 was composed of $46.8 million on the debt component and $0.5 million from the conversion feature, which resulted in $52.0 million of fair value gain for the instrument for the year ended December 31, 2013. For the year ended December 31, 2012, the fair value of the 5% convertible debentures of $99.3 million was composed of $66.9 million on the debt component and $32.4 million from the conversion feature, which resulted in $25.3 million of fair value loss for the instrument for the year ended December 31, 2012.

As disclosed in Note 5 of the Company’s annual financial statements in the 2013 Form 40-F, the fair value of the 5% convertible debentures is based on two components, namely the debt component of the 5% convertible debentures which is valued based on discounted cash flows and the conversion feature which is valued using a Black-Scholes model. The Company disclosed in the note to the financial statements that volatility is capped at 40% for the purpose of calculating the conversion feature of the 5% convertible debentures using a Black-Scholes model. This was done in order to be consistent with how investors trading in these instruments would value these instruments. The Company has internal calculations showing that a 10% increase in volatility, holding all else equal, results in the fair value of the instrument increasing by less than 1%. Therefore, it is the Company’s opinion that the volatility component is not material to the fair value gain recorded during the year ended December 31, 2013. Thus, the volatility of 40% was a market-based volatility and the Company had a third-party valuation specialist advise that it was a reasonable parameter to use when determining the fair value of this type of instrument. The Company intends to clarify in future disclosures that “a market-based volatility rate has been applied” rather than stating that a “cap” of 40% is used, while continuing to disclose the actual volatility assumption applied.

For the years ended December 31, 2013 and 2012, the actual volatility of the Company’s share price observable on the NYSE MKT was 72% and 82%, respectively. The following table shows the fair value gain/loss on the 5% convertible debentures for the respective fiscal year ends if actual volatilities were used for the Black-Scholes value of the conversion feature, compared to fair value as reported in the Company’s most recent annual financial statements:

	Value Based on Actual Volatility	Fair Value As Reported
(in millions of USD)
Balance, May 31, 2012	$93.0	$74.0
Fair value loss	$29.1	$25.3

December 31, 2012	$122.1	$99.3
Fair value gain	(71.1)	(52.0)

December 31, 2013	$50.9	$47.3

We are providing this calculation in response to your question only as the Company believes that consideration and use of only historical actual rates as volatility parameters for the fair value model of the conversion feature is not reasonable for its valuation.

* * * * *

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7344.

Sincerely,

/s/ Michelle Shepston for
DAVIS GRAHAM & STUBBS LLP

cc:	Myra Moosariparambil

Nasreen Mohammed

John Coleman

André van Niekerk